

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release:

October 24, 2008

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308

<h2 style="text-align:center">Unity Bancorp Reports Third Quarter and Nine Month Results</h2>

Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported a net loss of $1.0 million, or $(0.14) per diluted share, for the quarter ended September 30, 2008, compared to net income of $1.1 million, or $0.14 per diluted share, for the quarter ended September 30, 2007.

For the nine months ended September 30, 2008, net income was $1.3 million, or $0.19 per diluted share, compared to $4.0 million, or $0.53 per diluted share for the same period a year ago. Return on average assets and average common equity for the nine months ended September 30, 2008, were 0.22% and 3.77%, respectively, as compared to 0.77% and 11.57%, respectively, for the prior year's comparable period.

Earnings for the quarter and nine months ended were impacted by an other-than-temporary impairment ("OTTI") charge and sale of Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") perpetual callable preferred securities. Unity sold approximately $909 thousand in book value of these securities in August 2008 and recorded a pretax loss of approximately $518 thousand on this sale. In addition, the market value of the remaining securities was written down as of September 30, 2008, due to actions by the Treasury of the United States and the OFHEO (now FHFA) placing Freddie Mac under conservatorship. The aggregate amount of security losses and other-than-temporary impairment charges related to Freddie Mac perpetual preferred stock for the third quarter of 2008 was $1.4 million.

While the reported results for the three and nine month periods reflect the effects of the OTTI charge, they do not reflect the change in tax treatment enacted as part of the Emergency Economic Stabilization Act of 2008 (the "Act"), which was adopted on October 3, 2008. Under the Act, the Company is permitted to deduct the loss as an ordinary loss for tax purposes, thereby offsetting a portion of the Company's ordinary income. However, since the Act was not enacted until the fourth quarter, the Company cannot recognize this tax benefit as part of its third quarter results. The tax benefit will be recognized in the fourth quarter, and it is expected to amount to approximately $239 thousand or $.03 per diluted share, based on the average shares outstanding for the quarter ended September 30, 2008.

James A. Hughes, Unity Bancorp's President and CEO said, "The crisis in the financial markets has had a material impact on our operating results. In addition to the charges we have taken on our investment in Freddie Mac preferred stock, we have significantly increased our provision for loan losses this quarter due to the inherent increase in credit risk resulting from the downturn in the economy. Although Unity Bank was not a producer of subprime residential mortgage loans, the continued decline in real estate values has impacted the level of credit losses in our loan portfolios. We are taking proactive steps to mitigate credit risk by aggressively dealing with problem loans and tightening our credit standards. In addition, the shortage of credit in the marketplace has virtually eliminated the salability of SBA loans. As a result, Unity has closed all SBA offices outside of our New Jersey, Pennsylvania and New York primary market. We have taken aggressive steps to reduce expenses, and will continue to review all potential expense savings."

Net Interest Income

Net interest income for the third quarter of 2008 was $7.1 million, compared to the $6.0 million earned in the third quarter of 2007, an increase of 19%. Net interest margin for the third quarter of 2008 was 3.55%, an 11 basis point improvement from the 3.44% reported in the third quarter of 2007. Average earning assets rose 15% from the third quarter of 2007. As a result of the lower rate environment, the yield on interest-earning assets decreased by 71 basis points to 6.45% in the third quarter of 2008, from 7.16% for the same period last year. The cost of interest-bearing liabilities decreased 99 basis points from 4.27% in the third quarter of 2007 to 3.28% in the third quarter of 2008. The decreased liability cost was primarily due to the lower interest rate environment.

Year-to-date, net interest income was $20.6 million, or 14% higher than the $18.1 million reported for the first nine months of 2007. Net interest margin for the nine months ended 2008 was 3.61%, relatively flat from the same period last year. The Company's yield on earning assets decreased from 7.26% for the first nine months of 2007, to 6.64% for the first nine months of 2008. The Company's cost of interest-bearing liabilities decreased from 4.20% for the first nine months of 2007, to 3.43% for the first nine months of 2008.

Noninterest Income

Noninterest income, excluding losses on investment securities, totaled $1.1 million for the third quarter of 2008, as compared to $1.4 million for the same period last year, a decrease of 23%. Gains on sales of SBA loans amounted to $215 thousand in the third quarter of 2008, compared to $316 thousand for the quarter ended September 30, 2007, reflecting both a lower volume of loans sold and lower premiums on loans sold, due to current market conditions. As a result of the significantly reduced premiums resulting from the recent credit crisis, Unity has decided to significantly reduce future SBA production. Consequently, gains on SBA loans will decline substantially for the foreseeable future. Service charges on deposit accounts amounted to $381 thousand for the third quarter of 2008, an increase of $43 thousand, or 13%, as compared to the same period last year, primarily due to higher levels of commercial analysis charges.

Noninterest income, excluding losses on investment securities, totaled $3.7 million for the first nine months of 2008, as compared to $4.9 million for the same period last year, a decrease of 23%. Gains on sales of SBA loans amounted to $1.2 million for the first nine months of 2008, compared to $1.8 million for the same period a year ago, reflecting a lower volume of loans sold and lower premiums on loans sold, due to current market conditions. Service charges on deposit accounts totaled $1.0 million and were flat from the same period a year ago. Service and loan fee income amounted to $936 thousand for the nine months ended 2008, a decrease of $238 thousand, or 20%, as compared to the same period last year, primarily due to lower levels of prepayment penalties and SBA servicing income. Other income amounted to $390 thousand for the nine months ended 2008, a decrease of $298 thousand, or 43%, as compared to the same period last year, primarily due to lower levels of loan referral fees.

Noninterest Expense

Noninterest expense for the third quarter of 2008 was $5.8 million, as compared to $5.5 million for the same period last year, an increase of 5%. Compensation and benefits expense amounted to $2.9 million for the third quarter of 2008, an increase of $132 thousand, or 5% compared to the same period a year ago, primarily due to annual merit increases. Processing and communications and occupancy expense for the third quarter of 2008, declined by 14% and 2%, respectively, from the same period a year ago due to reduced communications costs from renegotiated contracts and a decline in capital expenditures. Professional fees amounted to $285 thousand for the third quarter of 2008, an increase of $169 thousand from the same period a year ago, due to increased consulting costs. Loan servicing costs amounted to $206 thousand for the third quarter of 2008, an increase of $22 thousand from the same period a year ago, due to increased collection costs on delinquent loans.

For the first nine months of 2008, noninterest expense was $17.2 million, compared to $16.2 million in 2007, an increase of 6%. Compensation and benefits expense for the nine months ended 2008 amounted to $9.1 million, an increase of $654 thousand, or 8%, primarily related to an increase in average head count and annual merit increases. During September and October of 2008, Unity significantly reduced its head count. The full benefit of this reduction will not be realized until the first quarter of 2009. Processing and communications expense for the first nine months of 2008 declined 5% from the same period a year ago, due to renegotiated contracts and lower items processing costs. Professional services expense for the first nine months amounted to $626 thousand an increase of $212 thousand, due to increased consulting costs related to tax planning and compliance with the Sarbanes Oxley Act of 2002. Other expense for the nine months ended 2008 amounted to $1.7 million, an increase of $118 thousand or 8%, primarily related to the increase in FDIC deposit insurance premiums.

Financial Condition

At September 30, 2008, total assets were $864.1 million. Total loans were $685.0 million, up $117.4 million, or 21%, from $567.6 million at September 30, 2007. The increase was across all product lines. SBA, commercial, residential and consumer loans increased 23%, 10%, 78%, and 9% respectively. Total deposits were $684.7 million, an increase of $72.5 million from September 30, 2007. This increase was partially due to a $103.4 million increase in time deposits, an $8.8 million increase in demand deposits and $5.6 million in interest bearing checking accounts, offset by a $45.4 million decline in savings deposits.

Asset Quality

At September 30, 2008, nonperforming assets totaled $11.0 million, an increase of $6.6 million compared to $4.3 million at September 30, 2007. The increase in nonperforming assets was primarily related to three commercial mortgage loans totaling $5.2 million. The composition of nonperforming loans was as follows: commercial $6.1 million, SBA $3.3 million, residential $1.3 million and consumer $262 thousand. The allowance for loan losses totaled $9.9 million at September 30, 2008, and represented 1.45% of total loans, as compared to $8.2 million and 1.44% of total loans at September 30, 2007. The provision for loan losses for the three months ended September 30, 2008, amounted to $2.1 million, an increase of $1.7 million from the same period a year ago. Net charge-offs for the three months ended September 30, 2008, amounted to $1.1 million, compared to $264 thousand for the same period a year ago. The provision for loan losses for the first nine months of 2008 amounted to $3.2 million, an increase of $2.2 million from the same period a year ago. During the first nine months of 2008, the Company had net charge-offs of $1.7 million, compared to $441 thousand for the same period a year ago.

Capital

As of September 30, 2008, shareholders' equity was $46.5 million, and book value per common share was $6.55. As of September 30, 2008, the Company's leverage ratio was 7.42%. Tier I and total risk based capital ratios were 9.07% and 10.33%, respectively. All regulatory capital ratios exceeded the well-capitalized, federal capital adequacy requirements as of September 30, 2008.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $864 million in assets and $685 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors

Unity Bancorp, Inc.
Consolidated Financial Highlights
(Dollars in thousands, except per share data)

				Sep. 08 vs.	
BALANCE SHEET DATA:	Sep. 30, 2008	Jun. 30, 2008	Sep. 30, 2007	Jun. 08	Sep. 07
Assets	$ 864,083	$ 832,315	$ 746,821	3.8%	15.7%
Deposits	684,680	671,881	612,215	1.9	11.8
Loans	685,023	643,039	567,597	6.5	20.7
Securities	99,410	106,972	108,476	(7.1)	(8.4)
Shareholders' equity	46,539	47,951	47,261	(2.9)	(1.5)
Allowance for loan losses	9,913	8,945	8,183	10.8	21.1
FINANCIAL DATA - QUARTER TO DATE:					
Net income before taxes	$ (1,141)	$ 1,599	$ 1,482	(171.4)%	(177.0)%
Federal and state income tax provision	(139)	495	430	(128.1)	(132.3)
Net income	(1,002)	1,104	1,052	(190.8)	(195.2)
Per share-basic	(0.14)	0.16	0.15	(187.5)	(196.0)
Per share-diluted	(0.14)	0.15	0.14	(193.3)	(199.3)
Return on average assets	(0.47)%	0.56%	0.57%	(183.9)	(182.5)
Return on average common equity	(8.45)	9.29	8.89	(190.9)	(195.0)
Efficiency ratio	70.51	69.59	74.23	1.3	(5.0)
FINANCIAL DATA - YEAR TO DATE:					
Net income before taxes	$ 2,328	-	$ 5,781	-	(59.7)%
Federal and state income tax provision	982	-	1,736	-	(43.4)
Net income	1,346	-	4,045	-	(66.7)
Per share-basic	0.19	-	0.55	-	(65.5)
Per share-diluted	0.19	-	0.53	-	(64.2)
Return on average assets	0.22%	-	0.77%	-	(71.4)
Return on average common equity	3.77	-	11.57	-	(67.4)
Efficiency ratio	70.68	-	70.57	-	0.2
SHARE INFORMATION:					
Closing price per share	$ 4.00	$ 6.95	$ 10.55	(42.4)%	(62.1)%
Cash dividends declared	0.00	0.05	0.05	-	-
Book value per share	6.55	6.76	6.61	(3.1)	(0.9)
Average diluted shares outstanding (QTD)	7,259	7,275	7,462	(0.2)	(2.7)
CAPITAL RATIOS:					
Total equity to total assets	5.39%	5.76%	6.33%	(6.4)%	(14.8)%
Tier I capital to average assets (leverage)	7.42	8.01	8.37	(7.4)	(11.4)
Tier I capital to risk-adjusted assets	9.07	9.42	10.51	(3.7)	(13.7)
Total risk-based capital	10.33	10.67	11.76	(3.2)	(12.2)
CREDIT QUALITY AND RATIOS:					
Nonperforming assets	$ 10,955	$ 6,887	$ 4,319	59.1%	153.6%
Net charge offs to average loans (QTD)	0.67%	0.23%	0.19%	191.3	252.6
Allowance for loan losses to total loans	1.45	1.39	1.44	4.3	0.7
Nonperforming assets to total loans and OREO	1.60	1.07	0.76	49.5	110.5

Unity Bancorp, Inc.
Consolidated Balance Sheets

(In thousands)

	Sep. 30, 2008	Jun. 30, 2008	Sep. 30, 2007	Sep. 08 vs. Jun. 08	Sep. 08 vs. Sep. 07
ASSETS					
Cash and due from banks	$ 21,987	$ 20,368	$ 12,826	7.9 %	71.4%
Federal funds sold and interest bearing deposits	29,356	33,678	32,495	(12.8)	(9.7)
Securities:					
Available for sale	70,144	77,110	72,980	(9.0)	(3.9)
Held to maturity	29,266	29,862	35,496	(2.0)	(17.6)
Total securities	99,410	106,972	108,476	(7.1)	(8.4)
Loans:					
SBA - Held for sale	19,863	25,605	17,014	(22.4)	16.7
SBA - Held to Maturity	82,551	75,988	66,255	8.6	24.6
Commercial	394,215	387,302	356,964	1.8	10.4
Residential mortgage	128,216	95,100	72,177	34.8	77.6
Consumer	60,178	59,044	55,187	1.9	9.0
Total loans	685,023	643,039	567,597	6.5	20.7
Less: Allowance for loan losses	9,913	8,945	8,183	10.8	21.1
Net loans	675,110	634,094	559,414	6.5	20.7
Goodwill and other intangibles	1,577	1,581	1,592	(0.3)	(0.9)
Premises and equipment, net	12,475	12,372	11,729	0.8	6.4
Accrued interest receivable	4,364	4,095	4,073	6.6	7.1
Loan servicing asset	1,721	1,877	2,139	(8.3)	(19.5)
Bank Owned Life Insurance	5,727	5,674	5,520	0.9	3.8
FHLB/ACBB Stock	5,307	4,407	3,720	20.4	42.7
Other assets	7,049	7,197	4,837	(2.1)	45.7
Total Assets	$ 864,083	$ 832,315	$ 746,821	3.8 %	15.7%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Noninterest-bearing demand deposits	$ 82,167	$ 81,273	$ 73,355	1.1 %	12.0%
Interest-bearing deposits:					
Interest bearing checking	87,587	88,551	81,985	(1.1)	6.8
Savings	148,026	180,665	193,387	(18.1)	(23.5)
Time, under $100,000	274,845	236,241	181,776	16.3	51.2
Time, $100,000 and over	92,055	85,151	81,712	8.1	12.7
Total deposits	684,680	671,881	612,215	1.9	11.8
Borrowed funds and subordinated debentures	130,465	110,465	85,465	18.1	52.7
Accrued interest payable	869	779	757	11.6	14.8
Accrued expenses and other liabilities	1,530	1,239	1,123	23.5	36.2
Total liabilities	817,544	784,364	699,560	4.2	16.9
Commitments and Contingencies	-	-	-		
Shareholders' equity:					
Common stock, no par value, 12,500 shares authorized	52,453	52,281	49,282	0.3	6.4
Retained earnings	591	1,593	2,128	(62.9)	(72.2)
Treasury stock at cost	(4,169)	(4,169)	(3,218)	-	29.6
Accumulated other comprehensive loss, net of tax	(2,336)	(1,754)	(931)	33.2	150.9
Total shareholders' equity	46,539	47,951	47,261	(2.9)	(1.5)
Total Liabilities and Shareholders' Equity	$ 864,083	$ 832,315	$ 746,821	3.8 %	15.7%
COMMON SHARES AT PERIOD END:					
Issued	7,535	7,520	7,478		
Outstanding	7,110	7,095	7,154		
Treasury	425	425	324		

N/M= Not meaningful

Unity Bancorp, Inc.
Consolidated Statements of Income
(In thousands, except per share data)

				Sep. 08	vs.
FOR THE THREE MONTHS ENDED:	Sep. 30, 2008	Jun. 30, 2008	Sep. 30, 2007	Jun. 08	Sep. 07
INTEREST INCOME					
Fed funds sold and interest on deposits	$ 113	$ 111	$ 390	1.8 %	(71.0)%
FHLB/ACBB Stock	58	76	66	(23.7)	(12.1)
Securities:					
Available for sale	907	932	888	(2.7)	2.1
Held to maturity	381	398	452	(4.3)	(15.7)
Total securities	1,288	1,330	1,340	(3.2)	(3.9)
Loans:					
SBA	2,043	2,028	2,190	0.7	(6.7)
Commercial	6,877	6,667	6,600	3.1	4.2
Residential mortgage	1,720	1,209	1,047	42.3	64.3
Consumer	866	846	933	2.4	(7.2)
Total loan interest income	11,506	10,750	10,770	7.0	6.8
Total interest income	12,965	12,267	12,566	5.7	3.2
INTEREST EXPENSE					
Interest bearing demand deposits	404	350	451	15.4	(10.4)
Savings deposits	774	918	1,995	(15.7)	(61.2)
Time deposits	3,553	3,006	2,994	18.2	18.7
Borrowed funds and subordinated debentures	1,152	1,155	1,153	(0.3)	(0.1)
Total interest expense	5,883	5,429	6,593	8.4	(10.8)
Net interest income	7,082	6,838	5,973	3.6	18.6
Provision for loan losses	2,100	650	450	223.1	366.7
Net interest income after provision for loan losses	4,982	6,188	5,523	(19.5)	(9.8)
NONINTEREST INCOME					
Service charges on deposit accounts	381	341	338	11.7	12.7
Service and loan fee income	334	302	428	10.6	(22.0)
Gain on SBA loan sales	215	417	316	(48.4)	(32.0)
Bank owned life insurance	53	53	53	-	-
Net securities (loss) gains	(1,458)	(206)	22	100.0	100.0
Other income	131	121	303	8.3	(56.8)
Total noninterest income	(344)	1,028	1,460	(133.5)	(123.6)
NONINTEREST EXPENSES					
Compensation and benefits	2,948	2,980	2,816	(1.1)	4.7
Processing and communications	554	544	645	1.8	(14.1)
Occupancy, net	688	713	699	(3.5)	(1.6)
Furniture and equipment	423	413	419	2.4	1.0
Professional fees	285	143	116	99.3	145.7
Loan servicing costs	206	138	184	49.3	12.0
Advertising	158	79	113	100.0	39.8
Other	517	607	509	(14.8)	1.6
Total noninterest expenses	5,779	5,617	5,501	2.9	5.1
Income before taxes	(1,141)	1,599	1,482	(171.4)	(177.0)
Federal and state income tax provision	(139)	495	430	(128.1)	(132.3)
Net Income	$ (1,002)	$ 1,104	$ 1,052	(190.8) %	(195.2)%
Net Income Per Common Share-Basic	$ (0.14)	$ 0.16	$ 0.15	(187.5) %	(196.0)%
Net Income Per Common Share-Diluted	$ (0.14)	$ 0.15	$ 0.14	(193.3) %	(199.3)%
AVERAGE COMMON SHARES OUTSTANDING:					
Basic	7,107	7,092	7,215		
Diluted	7,259	7,275	7,462		

Unity Bancorp, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share data)

YEAR TO DATE		Sep. 30, 2008		Sep. 30, 2007	Sep. 08 vs. Sep. 07
INTEREST INCOME					
Fed funds sold and interest on deposits	$	404	$	873	(53.7)%
FHLB/ACBB Stock		234		180	30.0
Securities:					
Available for sale		2,714		2,332	16.4
Held to maturity		1,216		1,470	(17.3)
Total securities		3,930		3,802	3.4
Loans:					
SBA		6,399		6,732	(4.9)
Commercial		20,279		18,966	6.9
Residential mortgage		4,008		2,902	38.1
Consumer		2,613		2,788	(6.3)
Total loan interest income		33,299		31,388	6.1
Total interest income		37,867		36,243	4.5
INTEREST EXPENSE					
Interest bearing demand deposits		1,120		1,480	(24.3)
Savings deposits		3,041		6,288	(51.6)
Time deposits		9,779		7,117	37.4
Borrowed funds and subordinated debentures		3,372		3,279	2.8
Total interest expense		17,312		18,164	(4.7)
Net interest income		20,555		18,079	13.7
Provision for loan losses		3,200		1,000	220.0
Net interest income after provision for loan losses		17,355		17,079	1.6
NONINTEREST INCOME					
Service charges on deposit accounts		1,042		1,026	1.6
Service and loan fee income		936		1,174	(20.3)
Gain on SBA loan sales		1,208		1,819	(33.6)
Bank owned life insurance		157		148	6.1
Net securities (loss) gains		(1,594)		32	100.0
Other income		390		688	(43.3)
Total noninterest income		2,139		4,887	(56.2)
NONINTEREST EXPENSES					
Compensation and benefits		9,148		8,494	7.7
Processing and communications		1,668		1,758	(5.1)
Occupancy, net		2,102		2,016	4.3
Furniture and equipment		1,224		1,213	0.9
Professional fees		626		414	51.2
Loan servicing costs		446		443	0.7
Advertising		299		312	(4.2)
Other		1,653		1,535	7.7
Total noninterest expenses		17,166		16,185	6.1
Income before taxes		2,328		5,781	(59.7)
Federal and state income tax provision		982		1,736	(43.4)
Net Income	$	1,346	$	4,045	(66.7)%
Net Income Per Common Share-Basic	$	0.19	$	0.55	(65.5)%
Net Income Per Common Share-Diluted	$	0.19	$	0.53	(64.2)%
Average common shares outstanding:					
Basic		7,091		7,291	
Diluted		7,268		7,596	

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

	Three Months Ended					
	September 30, 2008			June 30, 2008		
	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 24,118	$ 113	1.86%	$ 22,351	$ 111	2.00%
FHLB/ACBB Stock	4,415	58	5.23	4,400	76	6.95
Securities:						
Available for sale	72,658	920	5.06	76,613	961	5.02
Held to maturity	31,209	399	5.11	31,547	416	5.27
Total securities	103,867	1,319	5.08	108,160	1,377	5.09
Loans, net of unearned discount:						
SBA	102,383	2,043	7.98	101,006	2,028	8.03
Commercial	393,626	6,877	6.95	378,389	6,667	7.09
Residential mortgage	114,058	1,720	6.03	79,985	1,209	6.05
Consumer	59,933	866	5.75	58,608	846	5.81
Total loans	670,000	11,506	6.84	617,988	10,750	6.99
Total interest-earning assets	802,400	12,996	6.45	752,899	12,314	6.57
Noninterest-earning assets:						
Cash and due from banks	19,166			14,377		
Allowance for loan losses	(9,092)			(8,814)		
Other assets	32,229			31,262		
Total noninterest-earning assets	42,303			36,825		
Total Assets	$ 844,703			$ 789,724		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 87,903	404	1.83	$ 82,195	350	1.71
Savings deposits	161,707	774	1.90	185,674	918	1.99
Time deposits	353,743	3,553	4.00	282,182	3,006	4.28
Total interest-bearing deposits	603,353	4,731	3.12	550,051	4,274	3.13
Borrowed funds and subordinated debentures	110,684	1,152	4.14	110,464	1,155	4.21
Total interest-bearing liabilities	714,037	5,883	3.28	660,515	5,429	3.31
Noninterest-bearing liabilities:						
Demand deposits	81,157			78,879		
Other liabilities	2,321			2,553		
Total noninterest-bearing liabilities	83,478			81,432		
Shareholders' equity	47,188			47,777		
Total Liabilities and Shareholders' Equity	$ 844,703			$ 789,724		
Net interest spread		7,113	3.17%		6,885	3.26%
Tax-equivalent basis adjustment		(31)			(47)	
Net interest income		$ 7,082			$ 6,838	
Net interest margin			3.55%			3.66%

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

	Three Months Ended					
	September 30, 2008			**September 30, 2007**		
	Balance	**Interest**	**Rate**	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 24,118	$ 113	1.86%	$ 31,449	$ 390	4.92%
FHLB/ACBB Stock	4,415	58	5.23	3,509	66	7.46
Securities:						
Available for sale	72,658	920	5.06	71,522	910	5.09
Held to maturity	31,209	399	5.11	36,047	471	5.23
Total securities	103,867	1,319	5.08	107,569	1,381	5.14
Loans, net of unearned discount:						
SBA	102,383	2,043	7.98	81,693	2,190	10.72
Commercial	393,626	6,877	6.95	350,555	6,600	7.47
Residential mortgage	114,058	1,720	6.03	71,401	1,047	5.87
Consumer	59,933	866	5.75	54,064	933	6.85
Total loans	670,000	11,506	6.84	557,713	10,770	7.68
Total interest-earning assets	802,400	12,996	6.45	700,240	12,607	7.16
Noninterest-earning assets:						
Cash and due from banks	19,166			14,911		
Allowance for loan losses	(9,092)			(8,330)		
Other assets	32,229			29,503		
Total noninterest-earning assets	42,303			36,084		
Total Assets	$ 844,703			$ 736,324		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 87,903	404	1.83	$ 79,188	451	2.26
Savings deposits	161,707	774	1.90	199,483	1,995	3.97
Time deposits	353,743	3,553	4.00	243,358	2,994	4.88
Total interest-bearing deposits	603,353	4,731	3.12	522,029	5,440	4.13
Borrowed funds and subordinated debentures	110,684	1,152	4.14	89,892	1,153	5.09
Total interest-bearing liabilities	714,037	5,883	3.28	611,921	6,593	4.27
Noninterest-bearing liabilities:						
Demand deposits	81,157			75,218		
Other liabilities	2,321			2,216		
Total noninterest-bearing liabilities	83,478			77,434		
Shareholders' equity	47,188			46,969		
Total Liabilities and Shareholders' Equity	$ 844,703			$ 736,324		
Net interest spread		7,113	3.17%		6,014	2.89%
Tax-equivalent basis adjustment		(31)			(41)	
Net interest income		$ 7,082			$ 5,973	
Net interest margin			3.55%			3.44%

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

				Year to Date			
		September 30, 2008			September 30, 2007		
	Balance	Interest	Rate		Balance	Interest	Rate
ASSETS							
Interest-earning assets:							
Federal funds sold and interest-bearing deposits with banks	$ 23,135	$ 404	2.33%	$	23,749	$ 873	4.91%
FHLB/ACBB Stock	4,330	234	7.22		3,185	180	7.56
Securities:							
Available for sale	73,337	2,789	5.07		65,208	2,378	4.86
Held to maturity	32,297	1,270	5.24		38,589	1,525	5.27
Total securities	105,634	4,059	5.12		103,797	3,903	5.01
Loans, net of unearned discount:							
SBA	100,674	6,399	8.47		82,185	6,732	10.92
Commercial	381,497	20,279	7.10		334,875	18,966	7.57
Residential mortgage	89,551	4,008	5.97		66,551	2,902	5.81
Consumer	58,679	2,613	5.95		54,239	2,788	6.87
Total loans	630,401	33,299	7.05		537,850	31,388	7.79
Total interest-earning assets	763,500	37,996	6.64		668,581	36,344	7.26
Noninterest-earning assets:							
Cash and due from banks	16,189				13,113		
Allowance for loan losses	(8,866)				(8,078)		
Other assets	31,268				29,363		
Total noninterest-earning assets	38,591				34,398		
Total Assets	$ 802,091			$	702,979		
LIABILITIES AND SHAREHOLDERS' EQUITY							
Interest-bearing liabilities:							
Interest-bearing demand deposits	$ 83,050	1,120	1.80	$	87,095	1,480	2.27
Savings deposits	179,254	3,041	2.27		207,238	6,288	4.06
Time deposits	304,298	9,779	4.29		199,798	7,117	4.76
Total interest-bearing deposits	566,602	13,940	3.29		494,131	14,885	4.03
Borrowed funds and subordinated debentures	107,345	3,372	4.20		84,334	3,279	5.20
Total interest-bearing liabilities	673,947	17,312	3.43		578,465	18,164	4.20
Noninterest-bearing liabilities:							
Demand deposits	78,259				75,303		
Other liabilities	2,354				2,466		
Total noninterest-bearing liabilities	80,613				77,769		
Shareholders' equity	47,531				46,745		
Total Liabilities and Shareholders' Equity	$ 802,091			$	702,979		
Net interest spread		20,684	3.21%			18,180	3.06%
Tax-equivalent basis adjustment		(129)				(101)	
Net interest income	$	20,555			$	18,079	
Net interest margin			3.61%				3.63%

Unity Bancorp, Inc.
Allowance for Loan Losses and Loan Quality Schedules
(Dollars in thousands)

	9/30/2008	6/30/2008	3/31/2008	12/31/2007	9/30/2007
ALLOWANCE FOR LOAN LOSSES:					
Balance, beginning of quarter	$ 8,945	$ 8,650	$ 8,383	$ 8,183	$ 7,997
Provision charged to expense	2,100	650	450	550	450
	11,045	9,300	8,833	8,733	8,447
Less: Charge offs					
SBA	423	249	264	260	270
Commercial	700	60	-	126	24
Residential mortgage	-	-	25	0	-
Consumer	78	56	6	20	28
Total Charge Offs	1,201	365	295	406	322
Add: Recoveries					
SBA	40	5	60	53	41
Commercial	29	4	2	3	7
Residential mortgage	-	-	-	0	-
Consumer	-	1	50	0	10
Total Recoveries	69	10	112	56	58
Net Charge Offs	1,132	355	183	350	264
Balance, end of quarter	$ 9,913	$ 8,945	$ 8,650	$ 8,383	$ 8,183
		-			
LOAN QUALITY INFORMATION:					
Nonperforming loans	$ 10,637	$ 6,621	$ 4,142	$ 5,461	$ 4,185
Other real estate owned, net	318	266	266	106	134
Nonperforming assets	$ 10,955	$ 6,887	$ 4,408	$ 5,567	$ 4,319
Loans 90 days past due and still accruing	$ 3,532	$ 76	$ 546	$ 155	$ 340
Allowance for loan losses to:					
Total loans at period end	1.45 %	1.39 %	1.43 %	1.42 %	1.44%
Nonperforming loans	93.19	135.10	208.84	153.51	195.53
Nonperforming assets	90.49	129.88	196.23	150.58	189.47
Net charge offs to average loans (QTD)	0.67	0.23	0.12	0.24	0.19
Net charge offs to average loans (YTD)	0.35	0.18	0.12	0.14	0.11
Nonperforming loans to total loans	1.55	1.03	0.69	0.93	0.74
Nonperforming assets to total loans and OREO	1.60	1.07	0.73	0.94	0.76

Unity Bancorp, Inc.
Quarterly Financial Data

		09/30/08	06/30/08	03/31/08	12/31/07	09/30/07
SUMMARY OF INCOME (in thousands) :						
Interest income	$	12,965 $	12,267 $	12,635 $	12,657 $	12,566
Interest expense		5,883	5,429	6,000	6,310	6,593
Net interest income		7,082	6,838	6,635	6,347	5,973
Provision for loan losses		2,100	650	450	550	450
Net interest income after provision		4,982	6,188	6,185	5,797	5,523
Noninterest income		(344)	1,028	1,455	1,053	1,460
Noninterest expense		5,779	5,617	5,770	5,928	5,501
Income before income taxes		(1,141)	1,599	1,870	922	1,482
Federal and state income tax provision		(139)	495	626	242	430
Net Income		(1,002)	1,104	1,244	680	1,052
Net Income per Common Share:						
Basic	$	(0.14) $	0.16 $	0.18 $	0.10 $	0.15
Diluted		(0.14)	0.15	0.17	0.09	0.14
COMMON SHARE DATA:						
Cash dividends declared	$	- $	0.05 $	0.05 $	0.05 $	0.05
Book value at quarter end		6.55	6.76	6.76	6.70	6.61
Market value at quarter end		4.00	6.95	7.48	8.10	10.55
Average common shares outstanding: (000's)						
Basic		7,107	7,092	7,075	7,107	7,215
Diluted		7,259	7,275	7,271	7,328	7,462
Common shares outstanding at period end (000's)		7,110	7,095	7,084	7,063	7,154
OPERATING RATIOS:						
Return on average assets		(0.47) %	0.56 %	0.65 %	0.36 %	0.57%
Return on average common equity		(8.45)	9.29	10.50	5.78	8.89
Efficiency ratio		70.51	69.59	71.95	74.07	74.23
BALANCE SHEET DATA (in thousands):						
Assets	$	864,083 $	832,315 $	807,874 $	752,196 $	746,821
Deposits		684,680	671,881	642,282	601,268	612,215
Loans		685,023	643,039	602,943	590,132	567,597
Shareholders' equity		46,539	47,951	47,896	47,260	47,261
Allowance for loan losses		9,913	8,945	8,650	8,383	8,183
TAX-EQUIVALENT YIELDS AND RATES:						
Interest-earning assets		6.45 %	6.57 %	6.93 %	7.15 %	7.16%
Interest-bearing liabilities		3.28	3.31	3.73	4.05	4.27
Net interest spread		3.17	3.26	3.20	3.10	2.89
Net interest margin		3.55	3.66	3.64	3.62	3.44
CREDIT QUALITY:						
Nonperforming assets (in thousands)	$	10,955 $	6,887 $	4,408 $	5,567 $	4,319
Allowance for loan losses to period-end loans		1.45 %	1.39 %	1.43 %	1.42 %	1.44%
Net charge offs to average loans		0.67	0.23	0.12	0.24	0.19
Nonperforming assets to loans and OREO		1.60	1.07	0.73	0.94	0.76
CAPITAL AND OTHER:						
Total equity to assets		5.39 %	5.76 %	5.93 %	6.28 %	6.33%
Tier I capital to average assets (leverage)		7.42	8.01	8.06	8.25	8.37
Tier I capital to risk-adjusted assets		9.07	9.42	9.66	9.81	10.51
Total capital to risk-adjusted assets		10.33	10.67	10.91	11.06	11.76
Number of banking offices		16	16	17	17	16
Number of ATMs		19	19	20	20	19
Number of employees		176	191	188	201	197